

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 26, 2009

By U.S. Mail and facsimile (207) 563-6853

Daniel R. Daigneault
President and Chief Executive Officer
The First Bancorp, Inc.
223 Main Street
Damariscotta, Maine 04543

> **Re: The First Bancorp, Inc.**
> **Form 10-K for December 31, 2008**
> **Form 10-Q for March 31, 2009**
> **Form 8-K filed January 21, 2009**
> **Definitive Proxy Statement filed March 13, 2009**
> **Definitive Proxy Statement filed December 4, 2008**
> **File Number 0-26589**

Dear Mr. Daigneault:

We have reviewed the above referenced filings and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that your EDGAR filings are filed under the name "First National Lincoln Corporation." Please update your EDGAR filer database to include your name change to

The First Bancorp, Inc. You may contact Filer Support and Filer Technical Support at (202) 551-8900 for assistance.

Definitive Proxy Statements filed December 4, 2008 and March 13, 2009
General

2.   Please tell us why you did not file a preliminary proxy statement at least 10 calendar days prior to the date definitive copies of these proxy statements were filed. Refer to Exchange Act Rule 14a-6(a) and the American Recovery and Reinvestment Act of 2009 Compliance and Disclosure Interpretations.

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Supervision and Regulation

3.   We note that you are participating in Treasury's Capital Purchase Program ("CPP"); if appropriate, please include a discussion of the Emergency Economic Stabilization Act and the American Recovery Reinvestment Act in future versions of this section, or explain to the staff why you believe this disclosure is unnecessary.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

4.   Include a stock performance graph in Item 5 to the Form 10-K. Refer to Item 201(e) of Regulation S-K and General Instruction G of Form 10-K.

5.   In future filings provide the approximate number of holders of each class of your common stock. Refer to Item 201(b) of Regulation S-K. Also, in future filings please conform the table regarding your repurchase of equity securities to the format provided in Item 703(a) to Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
Allowance for Loan Losses, page 23

6.   We note the continued deterioration in the credit quality of your loan portfolio. Please tell us and revise your disclosures in future filings to comprehensively bridge the gap between the significant increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio. While we note the individual discussions of your allowance for loan losses process, loan impairment accounting and the presentation of the non-performing loan table, there is no discussion linking how and why you believe the allowance for loan losses is directionally consistent with the significant increases in nonperforming loans of all types since 2007. Also, please consider disclosing delinquency information on your portfolio and clearly discuss how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

Non-Performing Assets, page 24

7.   We note your disclosure here and in your March 31, 2009 Form 10-Q regarding the significant increase in non-performing loans since December 31, 2007. Given that commercial real estate and business non-performing loans represented $11.0 million out of the total $17.4 million non-performing loans at December 31, 2008, please tell us and revise your future filings to provide the following:

    a. Discuss whether the increase in non-performing loans, particularly those classified as commercial real estate and business relates to a few large credit relationships or several small credit relationships or both; and
    b. If a few large credit relationships make up the majority of your non-performing loans, discuss those relationships in detail, including:

        o General information about the borrower (i.e. commercial or residential land developer, commercial business, etc.)
        o The type of collateral securing the loan;
        o The amount of total credit exposure outstanding;
        o The amount of the allowance allocated to the credit relationship; and
        o Provide additional information supporting the allowance for loan loss for each credit.
    c. Provide us with your proposed future disclosure.

8.   In future filings please separately present and quantify non-accrual loans, loans 90 days past due and accruing and any restructured loans, by loan classification or type. We note the guidance in Item III.C.1 of Guide III. Also, to the extent material, please separately present non-performing loan information for Commercial Real Estate and Commercial Other to be consistent with your lending activities table on page 21. Similarly, please note this for your allocation of the allowance for loan losses table on page 23 and revise as appropriate in future filings.

Note 3 – Investment Securities, page 37

9.   You disclose that you classify your investments in Federal Home Loan Bank (FHLB) of Boston and Federal Reserve Bank (FRB) stock as equity securities available for sale which are carried at cost. We note that paragraph 12.26 of the AICAP Audit Guide for Depository Lending Institutions states that investments in FHLB and FRB stock generally should not be shown with securities accounted for under SFAS 115. Please tell us why you believe your classification of FHLB and FRB stock is appropriate considering the above guidance or revise future filings to present your investments in FHLB and FRB stock outside of securities available for sale. Please provide any supporting accounting guidance for your position.

10.   We note on page 38 you evaluated your investment in FHLB and FRB stock for impairment. Given the fact that FHLB Boston has not paid dividends since the third quarter in 2008 and had a net loss in 2008, please revise your future filings beginning with your next Form 10-Q to disclose the results of your impairment analysis of your investment in FHLB Boston stock. In addition, how you considered the positive and negative factors in making this conclusion.

Note 13 – Benefit Plans, page 44

11.   We noted there was an accrued liability for $1,265,000 related to the Company's supplemental executive retirement plan at December 31, 2008. Please revise your future filings and provide us with a copy for the applicable disclosures in SFAS 132R like paragraph 5(a) and (j).

12.   We noted on page 44 the disclosure of the weighted-average assumptions, specifically the discount rate of 7.0%, used to calculate the Company's accumulated benefit obligation and net benefit cost. Please provide to us and include in future filings other assumptions used in accounting for the plan, like assumed health care cost trend rate(s), and effect one-percentage-point would have on such assumptions in accordance with SFAS 132R paragraph 5(l) and (m).

Definitive Proxy Statement on Schedule 14A
Certain Relationships and Related Transactions, page 11

13.   We note your disclosure with regard to loans or extensions of credit to related persons; in future filings, please conform this disclosure to the language in Instruction 4(c) of Item 404 of Regulation S-K to clarify that the loans are on the same terms as those made to persons not related to the lender.

Compensation Discussion and Analysis, page

14.   Please tell the staff why you have not disclosed all the performance targets utilized in determining short term incentive compensation for your named executive officers for the

2008 fiscal year. In particular, you did not disclose the targets, trigger values or actual results compared to the targets used by the committee and board to determine the awards in 2008. Revise your disclosure in future filings to disclose the targets and any minimum or maximum targeted performance. Also, please analyze how actual performance resulted in the compensation awarded to your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Summary Compensation Table, page 17

15.   It appears from your disclosure on page 14 that the awards listed under the "bonus" column were based on the achievement of performance criteria in accordance with your short term compensation program. Please revise your disclosure to clarify how these awards are properly classified as "bonuses," or revise the table to disclose in the "Bonus" column only those amounts not earned by meeting performance targets in accordance with your incentive plans and report incentive awards under the non-equity incentive column. Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02.

Director Compensation, page 22

16.   Please amend the Director Compensation table to include *all* fees paid to your directors, including any fees paid for consulting services and legal services. Refer to Item 402(k)(2)(vii)(F) of Regulation S-K.

Form 10-Q for quarter ended March 31, 2009
Investments, page 17

17.   We note the Company took an other-than-temporary impairment charge of $916,000 during the quarter ended March 31, 2009 on a corporate security. In addition, there was a $1.5 million corporate security held by the Company, rated sub-investment grade, and with an after-tax unrealized loss of $70,000. In future filings, beginning with your next Form 10-Q, please consider including the following:

   a. Disclosures in accordance with SFAS 115 paragraph 19 related to the carrying amount, gross unrealized gains and losses, and aggregate fair value of all investment securities;
   b. Disclosures in accordance with FSPFAS 115-1/124-1 paragraph 17 related to the investments in an unrealized loss position for periods less than 12 months and over 12 months; and

   c. The factors considered by Management in the determination that there was an other-than-temporary impairment on securities held.

Non-Performing Assets, page 18

18.   Please include a comparative asset quality table by loan classification and amount in future filings. Please specifically present and quantify non-accrual loans, loans 90 days plus and accruing and any restructured loans by classification or type.

Form 8-K filed on January 21, 2009, page 7

19.   We note your presentation of "tangible book value," "return on average tangible equity," and "average tangible equity to average assets" in this Form 8-K. Further we note your presentation of these same three calculations in your December 31, 2008 Form 10-K, Form 8-K filed on April 22, 2009, and March 31, 2009 Form 10-Q. These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

   a. To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements.
   b. To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.
   c. To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

* * * * *

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Lindsay Bryan at 202-551-3417, or to John Nolan, Senior Assistant Chief Accountant, at 202-551-3492. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel